Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following is a copy of a memorandum sent by Clint Arnoldus, Central Pacific Financial Corp.'s Chairman, President and Chief Executive Officer, to all employees of Central Pacific Financial Corp. on May 19, 2003.

Central Pacific Bank
CHAIRMAN'S OFFICE

May 19, 2003

TO:	All Employees
FROM:	Clint
RE:	Merger Update

It's been a long and busy two weeks since our last interoffice update on the progress of our merger initiative. As you can tell by the extensive media coverage, there seems to be a new development almost everyday. I want to take this opportunity to update you on the core issues and give you a sense of what we all might expect in the coming weeks.

First and foremost, I would like to express my sincere appreciation to all of you for your continued support. Your unwavering commitment and loyalty to our customers are to be commended, especially in such a critical chapter of the Bank's history.

Why are we so committed to taking our offer directly to the shareholders of CB Bancshares, Inc., despite their Management's rejection? After making our offer known publicly, and after CBBI Management and Board rejected our offer, we have heard strong support from CBBI shareholders wanting us to pursue this merger. This is not surprising at all. The offer delivers a 50+% premium on the per share value of CBBI stock compared to the value on the day before our April 16th public announcement. CBBI shareholders will also receive more than three times the cash dividends compared to their current dividends. We believe that the current stock prices of both CPF and CBBI strongly validate shareholder support for the merger and their optimism that it will happen.

What's in it for us?    We believe this merger delivers tremendous benefits to the customers and employees of both Central Pacific Bank and City Bank. These benefits include expansion into new market areas, more products and services (best of both banks), and more convenience through larger branch and ATM networks. We will become a stronger competitor in our market with a continued focus on small business and personalized service. And as a stronger bank, we strengthen our long-term viability as a company, can offer more quality career opportunities to our employees, and have a greater impact on the needs of our community. All of this translates into a stronger, better, more dynamic company to house our family of employees.

Is the merger good for Hawaii?    You've seen the contrasting messages from both banks in recent advertisements. We firmly believe that the answer is a resounding—Yes, this is good for Hawaii. With the benefits to customers, employees and our community described above—we can do so much more for Hawaii combined than we could ever do separately. We certainly don't want to engage in an ad war, but this is an important message that is worth communicating to the businesses and people we serve. For that very reason, CBBI Management approached us in 2000 proposing a merger of our companies that would be good for Hawaii.

Did we sweeten our offer?    Yes. On May 9th, we rescinded our initial offer and replaced it with a new offer containing a higher cash component—from 30/70 cash/stock to 35/65. While this new offer requires us to come up with an additional $14 million in cash, we believe that more cash will provide more certainty in the exchange offer, which will be more attractive to CBBI shareholders (the cash is fixed and the value of CPF stock fluctuates).

Why fight over the shareholder meeting date?    We are asking CBBI Management the same question. Somewhere among the complication of legal issues and media hype lies the real issue—let's allow all shareholders enough time to make a fully informed decision. If we need to litigate to protect the rights of shareholders, we will and we did. However, if the board and management of both banks truly have the shareholders' best interest at heart, we could easily agree to a fair meeting date. In the latest development (5/16), State Circuit Court Judge Victoria Marks allowed CBBI and CPF to begin distributing proxy material and a hearing was set for Thursday, May 22, to determine whether the May 28th shareholder meeting will be held, delayed, or replaced with the June 26 date. Our hope is that the courts will pick a fair date that will allow all shareholders to receive and review information from both banks to ultimately make an informed decision.

What's next?    This upcoming shareholders' meeting will only decide if we can acquire at least a majority of CBBI shares—it does not decide whether we merge or not. If CBBI moves forward with its May 28th shareholders' meeting, we are asking shareholders to discard the proxy (voting cards) they receive from CBBI for that meeting. CBBI needs a quorum, which is a representation of a majority of their outstanding shares either in person or by proxy, in order for a vote to have any effect. At the same time, we are proceeding with plans for a June 26th meeting, which we called on behalf of CBBI shareholders owning more than 27 percent of CBBI's outstanding stock. We believe that this later meeting date treats all shareholders fairly with the time they need to receive proxy materials, review them and return their vote. If we receive the affirmative vote of a majority of shareholders, excluding shares we beneficially own, we will reach a critical milestone in the merger initiative. From that point, there are other significant issues to address and resolve, and our next steps will depend on how CBBI's Board and Management react.

How long will this process take?    The shorter the better, but these transactions do take time. We initially projected that a definitive agreement could be reached by the fourth quarter of this year, and we remain optimistic about that timeline. In addition to steps described above, we have applied for several regulatory approvals that must be obtained.

Finally...for now.    The underlying principles of our initiative have not changed at all. We are committed to realizing the tremendous benefits that this merger will provide for our customers, employees, communities, and shareholders. If the merger occurs, we will help making those benefits a reality by adopting the "best practices' from both banks, with a thoughtful and deliberate integration of our operations and people, with fairness and compassion, and a continued focus on our loyalty to our customers.

Again, thank you very much for your continued focus on serving our customers, despite the distractions and media attention given to this merger initiative.

FORWARD LOOKING INFORMATION

This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and

CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003 and May 9, 2003, respectively. The registration statement is not final and will be further amended. CPF filed preliminary proxy statements on May 5, 2003 (as revised on May 16, 2003) and on May 9, 2003 for solicitation of proxies from CBBI shareholders for special meetings of CBBI shareholders. Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC's Internet web site at (www.sec.gov). The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's preliminary proxy statements on Schedule 14A as filed on May 5, 2003 (as revised on May 16, 2003) and on May 9, 2003. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.